Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

March 20, 2013

Max A. Webb Assistant Director Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3030

Re:	Asia Entertainment & Resources Ltd. Amendment No. 1 to Registration Statement on Form F-3 Filed March 6, 2013 File No. 333-185759

Dear Mr. Webb:

On behalf of our client, Asia Entertainment & Resources Ltd., a Cayman Islands company (the “Company”), we hereby provide responses to comments issued in a letter dated March 14, 2013 (the “Staff’s Letter”) regarding the Company’s registration statement on Form F-3 (the “Registration Statement”). Contemporaneous with this submission we are submitting five clean and marked copies of the revised Registration Statement for the Company reflecting the responses of the Company below.

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter on a point-by-point basis.

Max A. Webb March 20, 2013 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Exhibit 5.1

1.	Please have counsel revise the listing of documents reviewed to clarify that counsel has examined all documents it deems necessary to render its opinion.

COMPANY RESPONSE: Counsel has revised the listing of documents reviewed to clarify that it has examined all documents it deems necessary to render its opinion

2.	Please have counsel revise paragraph 3.2 to clarify that to the extent the Resale Shares have been issued to the Selling Shareholders, those Resale Shares “are” validly issued, fully paid, and non-assessable.

COMPANY RESPONSE: Counsel has revise paragraph 3.2 to clarify that to the extent the Resale Shares have been issued to the Selling Shareholders, those Resale Shares are validly issued, fully paid, and non-assessable.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Loeb & Loeb LLP